Exhibit 8.1

SUBSIDIARY LIST

Subsidiary	Jurisdiction of Incorporation
Starfire Shipping Co	Marshall Islands
Nightwing Shipping Co.	Marshall Islands
Zatanna Shipping Co.	Marshall Islands
Cyborg Shipping Co.	Marshall Islands